Filed Pursuant to Rule 424(b)(2)

File No. 333-159736

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series I Fixed Rate Notes	$2,500,000,000	$286,500

(1)

The total filing fee of $286,500 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 10 dated March 1, 2012

(to Prospectus Supplement dated August 14, 2009

and Prospectus dated June 4, 2009)

WELLS FARGO & COMPANY

Medium-Term Notes, Series I

Fixed Rate Notes

Aggregate Principal Amount Offered:	$2,500,000,000

Trade Date:	March 1, 2012

Original Issue Date (T+5):	March 8, 2012

Stated Maturity Date:	March 8, 2022

Interest Rate:	3.50%

Interest Payment Dates:	Each March 8 and September 8, commencing September 8, 2012, and at maturity

Price to Public (Issue Price):	99.782%, plus accrued interest, if any, from March 8, 2012

Agent Discount (Gross Spread):	0.450%

All-in Price (Net of Agent Discount):	99.332%, plus accrued interest, if any, from March 8, 2012

Net Proceeds:	$2,483,300,000

Benchmark:	UST 2.00% due February 15, 2022

Benchmark Yield:	2.026%

Spread to Benchmark:	+150 basis points

Re-Offer Yield:	3.526%

Listing:	None

Certain U.S. Federal Income Tax Consequences:

For taxable years beginning after December 31, 2012, a United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from Medicare tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its interest income and net gain from the disposition of the notes, unless such interest income and net gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income may, however, be reduced by properly allocable deductions to such income. United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains from the notes.

Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC

Agents (Senior Co-Managers):	Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Agents (Junior Co-Managers):	Barclays Capital Inc.
BMO Capital Markets Corp.
CastleOak Securities, L.P.
CIBC World Markets Corp.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Lloyds Securities Inc.
Loop Capital Markets LLC
nabSecurities, LLC
National Bank of Canada Financial Inc.
RBC Capital Markets, LLC
Samuel A. Ramirez & Company, Inc.
TD Securities (USA) LLC
UBS Securities LLC
The Williams Capital Group, L.P.

Plan of Distribution:	On March 8, 2012, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.332%, plus accrued interest, if any, from March 8, 2012. The purchase price equals the issue price of 99.782% less an underwriting discount of 0.450% of the principal amount of the notes.

CUSIP:	94974BFC9

2